08029262

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response....12.00

SEC Mail Processing Section

FEB 29 2008

Washington, DC
112

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15487

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Interpacific Investors Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2632 SECOND AVENUE

SEATTLE	WA	98121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY LUNDGREN (212) 400-7352
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peterson Sullivan, PLLC
(Name – *if individual, state last, first, middle name*)

601 Union St Ste 2300	Seattle	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 27 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/26/08

OATH OR AFFIRMATION

I, GARY LUNDGREN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTERPACIFIC INVESTORS SERVICES, INC., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TIFFANY D. HODKIN
COMMISSION EXPIRES
NOTARY PUBLIC
JULY 24, 2008
STATE OF WASHINGTON

Notary Public

Signature

PRESIDENT/PARTNER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not Applicable)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Not Applicable)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Not Applicable)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not Applicable)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Not Applicable)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Not Applicable)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

* RESERVE REQUIREMENT IS NOT APPLICABLE

INTERPACIFIC INVESTORS SERVICES, INC.
2623 Second Avenue
Seattle, Washington 98121-1294
206-269-5050 Fax: 206-269-5055

February 27, 2008

RE: Notice of Replacement of Independent Auditor

We hereby notify that we have replaced our independent auditor effective February 15, 2008.

Predecessor Independent Auditor

Falco-Sult & Co. P.S.
16150 NE 85th St, Suite 203
Redmond, Washington 98052
(425) 883-3111

New Independent Auditor

Peterson Sullivan PLLC
601 Union St., Suite 2300
Seattle, WA 98102
(206) 382-7777

The date of notification of the termination of the predecessor independent auditor is January 31st, 2008. We did not have any problems with our predecessor independent adult or with their audit for the last 24 month period. The predecessor independent auditor did not issue a report containing adverse opinion, disclaimer of opinion or qualification during the last two years.

Also, pleases see the attached for a statement from our predecessor independent auditor.

Sincerely,

Brian Kline
Executive vice-President

FALCO SULT
& COMPANY, P.S.

February 27, 2008

Securities and Exchange Commission

RE: Interpacific Investors Services, Inc.
Notice of Replacement of Independent Auditor

We prepared the audited financial statements for Interpacific Investors Services, Inc. for the last 24 month period, which includes statements dated September 30, 2004 through December 31, 2006. The date of notification of termination of our audit relationship with the client was January 31, 2008, at which time the new auditors reviewed our files.

We agree with Interpacific Investors Services, Inc. statements that we did not issue a qualified, adverse, or disclaimer opinion on the statements issued in the past 24 month period.

Regards,

Falco Sult & Company, P.S.

16150 NE 85TH STREET, STE. 203 • REDMOND, WASHINGTON 98052
425-883-3111 • FAX 425-861-4658
WWW.FALCOSULT.COM

INTERPACIFIC INVESTORS SERVICES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2007

C O N T E N T S

PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Interpacific Investors Services, Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Interpacific Investors Services, Inc. as of December 31, 2007, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interpacific Investors Services, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan PLLC

February 25, 2008

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

INTERPACIFIC INVESTORS SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash	$ 244,797
Securities owned, at market value	1,863,278
Receivable from clearing organization	723,122
Interest and commissions receivable	100,307
Other receivables	856
Prepaid expenses and deposits	8,379
Deferred tax asset	300,000
	$ 3,240,739

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Payable to clearing organization	$ 1,117,733
Payable to affiliates	439,023
Commissions payable	48,324
Securities sold, not yet purchased	4,800
Accounts payable and other liabilities	5,034
Total liabilities	1,614,914
Stockholders' equity	
Common stock, Class "A" voting, $.10 par value, 500,000 shares authorized, 52,541 issued and outstanding	5,254
Additional paid-in capital	2,577,540
Retained earnings (deficit)	(956,969)
	1,625,825
	$ 3,240,739

See Notes to Financial Statements

INTERPACIFIC INVESTORS SERVICES, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2007

Revenue		
Commission income	$	1,340,368
Management services - related party		307,500
Interest income		220,150
Total revenue		1,868,018
Expenses		
Net loss on sale of securities		35,460
Commissions		828,751
Office salaries and benefits		249,403
Interest		138,667
Rent		30,625
Clearing fees		26,426
Taxes and licenses		26,116
Professional fees		25,038
Office expenses and miscellaneous		23,128
Insurance and bonds		12,589
Total expenses		1,396,203
Income before income taxes		471,815
Income tax benefit - deferred		148,000
Net income	**$**	**619,815**

See Notes to Financial Statements

INTERPACIFIC INVESTORS SERVICES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2007

	Common Stock				
	Number of Shares	Amount	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balances, December 31, 2006	52,541	$ 5,254	$ 2,577,540	$ (1,576,784)	$ 1,006,010
Net income				619,815	619,815
Balances, December 31, 2007	52,541	$ 5,254	$ 2,577,540	$ (956,969)	$ 1,625,825

See Notes to Financial Statements

INTERPACIFIC INVESTORS SERVICES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2007

Cash Flows from Operating Activities		
Net income	$	619,815
Adjustments to reconcile net income to net cash from operating activites:		
Deferred income tax benefit		(148,000)
Change in operating assets and liabilities		
Securities owned		207,681
Receivable from clearing organization		(65,946)
Interest and commissions receivable		(8,027)
Other receivables		4,120
Prepaid expenses and deposits		(4,619)
Payable to clearing organization		(448,029)
Payable to affiliates		(137,525)
Commission payable		3,917
Accounts payable and other liabilities		(54,402)
Net cash flows from operating activities and net change in cash		(31,015)
Cash Balance, beginning of year		275,812
Cash Balance, end of year	$	244,797
Supplemental Cash Flow Information		
Cash paid during year for interest	$	117,713

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Interpacific Investors Services, Inc. ("the Company") is a securities broker/dealer as registered with the Securities and Exchange Commission ("the SEC") and the Financial Industry Regulatory Authority. The Company trades securities, primarily corporate and municipal bonds, for customers through independent sales representatives and trades and holds these types of securities for the Company's own account. All trades are cleared on a fully disclosed basis through an independent brokerage firm.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from the estimates.

Cash

Cash consists of cash in banks and other financial institutions. The Company has deposits in excess of federally insured limits.

Revenue Recognition

Securities transactions and the related commissions revenue and expense are recorded on a settlement date basis, generally three business days after the trade date. The results of operations using the settlement date basis are not materially different from recording such transactions on a trade date basis. Securities owned and securities sold but not yet purchased are recorded at market value and, accordingly, any changes in market value are recognized in the statement of operations.

Securities Owned

Investments consist primarily of corporate and municipal bonds and are recorded at market value.

Interest and Commissions Receivable

Interest and commissions receivable are stated at their principal balances. The Company uses the allowance method to recognize bad debts. Management regularly reviews receivables owed, and, based on its knowledge of those entities that owe it money, considers the need for an allowance. Generally, any receivables over 90 days old are considered delinquent. At December 31, 2007, no allowance was considered necessary. If an allowance amount was established, any bad debt would be written off against it (when determined to be uncollectible). Of the total interest and commissions receivable balances, 66% was due from two organizations at December 31, 2007.

Income Taxes

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates.

In the prior year, the Company's deferred tax asset was established at a rate of 17%. In 2007, it was established at a rate of 34%. This is why there is a difference between the statutory tax rate and the rate (actually a benefit) used in these financial statements. This rate change has also caused the large increase in the allowance for 2007.

Most of the Company's deferred tax asset results from net operating loss tax carryforwards. The Company's management believes it is more likely than not that some of the deferred tax asset will not be realized. Therefore, a valuation reserve has been provided for the portion that will not be used. The increase in the valuation allowance was $346,000 for the year ended December 31, 2007.

As of December 31, 2007, the Company has tax loss carryforwards of approximately $3,000,000, which will expire in the years 2017 through 2027.

Note 2. Clearing Organizations

The Company has an agreement with another securities broker and dealer to act as a clearing organization for the Company. The clearing organization clears all security transactions that require clearing services and maintain its customer accounts on behalf of the Company. Amounts due to a clearing organization bear interest and the rate was 7.875% at December 31, 2007. The amounts are secured by securities owned. The total amount of interest paid to the clearing organization in 2007 was $117,713.

Note 3. Securities Owned

Securities owned are all interest-bearing and are composed of:

Corporate debt securities	$ 1,768,247
Municipal debt securities	92,932
Corporate stocks	2,099
	$ 1,863,278

One issuer of corporate debt securities (issuing many different debt securities) represents a total of 88% of the total corporate debt balance. Municipal debt issuers in two states represent a total of 50% of the total municipal debt balance.

Note 4. Trading Activities and Related Risks

The Company actively trades corporate and municipal debt securities. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's securities will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures. The Company also tries to minimize the market risk by holding securities for generally less than 30 days.

Credit risk is the possibility of debt securities being downgraded by the rating agencies or going into default due to non-performance by issuers. The Company's counterparty risk is minimized by trading only with other broker-dealers and clearing trades via the Federal Wire and the Deposit Trust Company ("DTC"), which ensure settlements occur simultaneously for both sides of the trade.

Note 5. Related Party Transactions

The Company is affiliated with a few other companies through common control. The Company leases office space from an affiliated company on a month-to-month basis. The lease payments paid to this affiliated company amounted to $30,625 in 2007.

The Company provides management services to affiliate companies including accounting, leasing, and asset management. Management services income in 2007 was $307,500.

Payable to affiliates represents amounts due to an affiliated company. The affiliate charges interest at adjusted federal funds rate (resulting in a rate of 3.92% at December 31, 2007). The interest expense recorded for the payable amounted to $20,954 in 2007.

The Company also uses furniture and equipment owned by one of the affiliated companies (without charge). Any charges that would be allocated to the Company are not material.

Note 6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of the greater of $100,000 or 6 2/3% of aggregate indebtedness (as defined). The minimum net capital level at December 31, 2007, was $100,000. At December 31, 2007, the Company had computed net capital of $1,054,588, which was in excess of the required net capital level by $954,588. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2007, the Company's ratio of aggregate indebtedness to net capital was 0.47 to 1.

SUPPLEMENTARY INFORMATION

INTERPACIFIC INVESTORS SERVICES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2007

COMPUTATION OF NET CAPITAL

Stockholders' equity		$ 1,625,825
Deductions		
Other receivables	$ (856)	
Prepaid expenses and deposits	(8,379)	
Deferred tax assets	(300,000)	
		(309,235)
Haircuts on security positions		
Securities owned		
Municipal debt securities	(5,829)	
Corporate debt securities	(254,240)	
Common stock	(315)	
Undue concentration	(1,618)	
		(262,002)
Net capital		1,054,588
Minimum net capital		100,000
Excess net capital		$ 954,588

COMPUTATION OF AGGREGATE INDEBTEDNESS

Payable to affiliates	$ 439,023
Commissions payable	48,324
Securities, sold, not yet purchased	4,800
Accounts payable and other liabilities	5,034
Total aggregate indebtedness	$ 497,181

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $100,000, whichever is greater)	$ 100,000
Percentage of aggregate indebtedness to net capital	47%
Ratio of aggregate indebtedness to net capital	0.47 to 1

Interpacific Investors Services, Inc. is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(ii).

INTERPACIFIC INVESTORS SERVICES, INC.

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

December 31, 2007

Net capital per the broker's unaudited Focus Report, Part IIA, and net capital as recalculated	$ 1,075,334
Adjustments due to audit	
Decrease in various assets and liabilities	(17,077)
Increase in unallowable assets	(3,221)
Increase in haircut amount	(448)
Net capital per audit	$ 1,054,588

PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Interpacific Investors Services, Inc.
Seattle, Washington

In planning and performing our audit of the financial statements of Interpacific Investors Services, Inc. ("the Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Security and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the Security and Exchange Commission 's objectives.

This report is intended solely for the use of management, members, the Security and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Peterson Sullivan PLLC

February 25, 2008

END